10 February 2003
Number: 04/03

BHP Billiton Announces Extension to Oil and Gas Find

in Deep Water GOM; Completes Funding Allocation for Atlantis

BHP Billiton announced today the results of appraisal well GC 743-5 (also referred to as Atlantis-6) and approved full funding for the development of the Atlantis field.

Atlantis appraisal well encounters thick pay zones

The Atlantis-6 well confirms the presence of hydrocarbons in the previously unexplored northern part of the structure. Additional drilling will be necessary to further appraise this portion of the field and assess the impact on overall reserves. Before drilling of Atlantis-6, the company's estimated gross proven and probable reserves at Atlantis were 635 million barrels of oil equivalent.

Atlantis-6 is located on Green Canyon Block 743. The well encountered hydrocarbons in several zones, including 605 feet (184 meters) of gross oil pay/460 feet (140 meters) of net oil pay and 360 feet (109 meters) of gross gas pay/200 feet (61 meters) of net gas pay.

BHP Billiton has a 44 per cent working interest both in the Atlantis-6 well and the Atlantis field. BP is the operator with a 56 per cent interest in the well and development project. The BP-operated rig Deepwater Horizon drilled Atlantis-6 in water depths of 5,405 feet (1,643 meters) to a total depth of 20,131 feet (6,137 meters).

President and CEO of BHP Billiton Petroleum Philip Aiken remarked: "The very positive drilling results from our first well in the northern part of the field will lead us to upwardly revise our overall proven and probable reserves gross estimates of 635 million barrels of oil equivalent. This is another major success in our deepwater Gulf of Mexico petroleum strategy."

BHP Billiton commits US$1.1 billion for Atlantis development

BHP Billiton today also approved a total of US$1.1 billion (BHP Billiton share) for the development of the Atlantis oil and gas reserves in the Gulf of Mexico. This includes US$355 million the company approved in May 2002 to advance the project by funding detailed engineering and design work, purchasing of long-lead items, and awarding major contracts.

This completes the investment commitment by BHP Billiton that will be necessary to bring Atlantis into production and recover the present estimate of 635 million barrels of oil equivalent (mmboe) gross (BHP Billiton share: 244 mmboe, net after royalty payment).

The funds will cover the completion of project engineering, pre-drill and completion of the initial producing wells, and construction and installation of production facilities and subsea equipment.

Mr Aiken further commented: "Development of the Atlantis field adds significant value to the company. With the approval of the Mad Dog project last year and the equity we purchased in associated pipeline infrastructure for these two large developments, the company's Gulf of Mexico assets are poised to make a substantial and long-term contribution to company earnings."

Based upon recently completed engineering, planning, and contracting studies, first oil is targeted for the third quarter of calendar 2006. Production is expected to reach plateau levels at nameplate design capacity within the first six months of operation. The field has an estimated production life of approximately 15 years.

Background on the Atlantis field

The Atlantis development is located in the Atwater Foldbelt, approximately 125 miles south of New Orleans in the vicinity of Green Canyon Block 743, comprising seven blocks in the area at water depths ranging from 4,400 to 7,100 feet. The field will be developed using a moored semi-submersible production facility with gross design capacity of around 150,000 barrels of oil per day and 180 million cubic feet per day of natural gas. The system design contains provisions for future capacity expansions. The exploitation of any additional upside volumes would be the subject of future detailed engineering and cost estimates.

Atlantis is believed to be the third largest oil and gas field yet discovered in the Gulf of Mexico and is one of the 50 largest hydrocarbon fields ever discovered among the more than 31,000 fields found to date in the United States. The Atlantis field was discovered in June 1998 in 4,400 feet of water with the Atlantis-1 well drilled in Green Canyon Block 699. Further appraisal wells were drilled in 3Q 2000 (Atlantis 2 and sidetrack) and 3Q 2001 (Atlantis 3 and sidetrack). The accumulation encompasses seven blocks in the southeast portion of the Green Canyon Protraction area.

BHP Billiton is among the largest acreage holders in the deepwater Gulf of Mexico with approximately 270 leases concentrated primarily in the central Gulf region.

Further information on BHP Billiton can be found on our Internet site: http://www.bhpbilliton.com

Australia Andrew Nairn, Investor Relations Tel: +61 3 9609 3952 Mobile: +61 408 313 259 email: Andrew.W.Nairn@bhpbilliton.com	United Kingdom Mark Lidiard, Investor & Media Relations Tel: +44 20 7802 4156 Mobile: +44 7769 934 942 email: Mark.Lidiard@bhpbilliton.com
Tracey Whitehead, Media Relations Tel: +61 3 9609 4202 Mobile: +61 419 404 978 email: Tracey.Whitehead@bhpbilliton.com	Ariane Gentil, Media Relations Tel: +44 20 7802 4177 email: Ariane.Gentil@bhpbilliton.com
United States Francis McAllister, Investor Relations Tel: +1 713 961 8625 Mobile: +1 713 480 3699 email: Francis.R.McAllister@bhpbilliton.com	South Africa Michael Campbell, Investor & Media Relations Tel: +27 11 376 3360 Mobile: +27 82 458 2587 email: Michael.J.Campbell@bhpbilliton.com

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